Exhibit 99.1

Directors, Executive Officers and Capitalization of the Guarantor

Name of Guarantor	Title of Class	Amount Authorized	Amount Outstanding	Officers	Directors/Managing Members
Wolfspeed Texas LLC	Membership Units	N/A	N/A	Renee Dina (President and Chief Executive Officer) Margaret Chadwick (Vice President) Karl E. Steffen (Treasurer) Melissa Garrett (Secretary)	Wolfspeed, Inc.